UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-1]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)*
Ambassadors International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

023178106
(CUSIP Number)

Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606
(914) 683-1002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

Whippoorwill Associates, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,836,060(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,836,060(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,836,060(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA; CO
_______________________
(1) On November 13, 2009, pursuant to the exchange offer disclosed in Amendment No. 1 to the Schedule 13D filed by Whippoorwill Associates, Inc. (“Whippoorwill”) with the Securities and Exchange Commission on September 11, 2009, Whippoorwill exchanged $23,750,000 principal amount of 3.75% Convertible Notes due 2027 (the “Convertible Notes”) of Ambassadors International, Inc. (the “Company”) and received: (a) approximately $6,488,200 principal amount of the Company’s new 10% Senior Secured Notes (non-convertible) and (b) 5,471,442 shares of the Company’s Common Stock. Prior to such exchange, Whippoorwill beneficially owned 789,180 shares of the Company’s Common Stock. This total consisted of 364,618 shares owned outright and 424,562 shares issuable upon conversion of Whippoorwill’s Convertible Notes. Since Whippoorwill surrendered these Convertible Notes in the exchange, Whippoorwill’s new ownership total is as follows: 5,471,442 shares acquired in the exchange plus 364,618 shares previously owned, for a total of 5,836,060 shares. Mr. Greenhaus, as the President and Principal of Whippoorwill, may be deemed to be the beneficial owner of such shares of Common Stock, and Mr. Gendal, as a Principal of Whippoorwill, may also be deemed to be the beneficial owner of such shares of Common Stock.

(2) The 5,836,060 shares held by Whippoorwill represent approximately 22.2% of the Company’s total outstanding Common Stock (calculated based on a total of 26,285,741 shares outstanding as of November 16, 2009 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009).

1	NAMES OF REPORTING PERSONS:

Shelley F. Greenhaus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,836,060(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,836,060(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,836,060(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN; HC

1	NAMES OF REPORTING PERSONS:

Steven K. Gendal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,836,060(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,836,060(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,836,060(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN; HC

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission (the “Commission”) on February 6, 2009, as amended by Amendment No. 1 thereto filed with the Commission on September 11, 2009 and Amendment No. 2 thereto filed with the Commission on November 20, 2009 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“Item 4. Purpose of Transaction.

The shares of Common Stock covered by this statement were acquired for investment by the Accounts (as defined below). From time to time, Whippoorwill has discussed with management of the Company possible ways to maximize the value of its investment, and expects to continue these discussions.

On September 4, 2009, Whippoorwill entered into an Exchange Offer Commitment and Support Agreement (the “Support Agreement”) with the Company relating to a proposed exchange offer to be commenced by the Company, in which holders of the Company’s Convertible Notes would have the right to exchange their Convertible Notes for new senior secured notes and shares of the Company’s Common Stock. Pursuant to the Support Agreement, the Company and Whippoorwill agreed to work in good faith towards agreeing upon definitive terms of the exchange offer and the new senior secured notes and having the exchange offer commenced promptly. The Support Agreement provided that, if the exchange offer was consummated, Whippoorwill would be entitled to designate one individual to become a member of the Company’s Board of Directors.

On November 13, 2009, the Company’s exchange offer was consummated and Whippoorwill exchanged $23,750,000 principal amount of Convertible Notes and received: (a) approximately $6,488,200 principal amount of new 10% Senior Secured Notes (non-convertible) and (b) 5,471,442 shares of the Company’s Common Stock. Pursuant to the Support Agreement, Whippoorwill also designated Eugene I. Davis to become a member of the Company’s Board of Directors. Mr. Davis was appointed to the Board of Directors on November 17, 2009.

On March 23, 2010, certain of the Accounts, as lenders, entered into a new $15 million senior secured credit facility with the Company, as borrower. $7.5 million of the facility was funded on that date.

The Reporting Persons and/or one or more of the Accounts may purchase and/or sell from time to time, in open market or privately negotiated transactions, debt and/or equity securities of the Company, and/or options or derivatives related thereto. In determining whether to purchase and/or sell such securities, options, or derivatives, the Reporting Persons intend to consider various factors, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and other securityholders to the Reporting Person’s ownership of securities, price levels of the securities, other opportunities available to Reporting Persons and/or the Accounts, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.

In addition to the foregoing, the Reporting Persons and/or one or more of the Accounts may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WHIPPOORWILL ASSOCIATES, INCORPORATED

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus
Title: President

SHELLEY F. GREENHAUS

By:	/s/ Shelley F. Greenhaus
Name: Shelley F. Greenhaus

STEVEN K. GENDAL

By:	/s/ Steven K. Gendal
Name: Steven K. Gendal

Dated: March 26, 2010